Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Three Months Ended March 31, 2009
Income before provision for income taxes	$3,950
Equity in earnings of unconsolidated businesses	(128)
Dividends from unconsolidated businesses	11
Interest expense	925
Portion of rent expense representing interest	176
Amortization of capitalized interest	32

Income, as adjusted	$4,966

Fixed charges:
Interest expense	$925
Portion of rent expense representing interest	176
Capitalized interest	235

Fixed charges	$1,336

Ratio of earnings to fixed charges	3.72